UTA Acquisition Corporation
135 5th Avenue, 7th Floor
New York, NY, 10010

November 29, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Todd Schiffman

Re:	UTA Acquisition Corporation Registration Statement on Form S-1 File No. 333-260967

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, UTA Acquisition Corporation (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on December 1, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP, request by telephone that such Registration Statement be declared effective.

Please contact Gregg A. Noel, of Skadden, Arps, Slate, Meagher & Flom LLP, special counsel to the Company, at (650) 470-4540, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Clinton Foy	Clinton Foy Co-Chief Executive Officer